PRODUCT SUPPLEMENT No. RN-3a (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006)	Filed Pursuant to Rule 424(b)(2) Registration 333-132911

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Lesser Index Review Notes Linked to the S&P 500® Index

and the Dow Jones EURO STOXX 50SM Index

(the “Notes”)

General

•

Merrill Lynch & Co., Inc. may offer and sell its Lesser Index Review Notes Linked to the S&P 500 Index and the Dow Jones EURO STOXX 50 Index from time to time. This product supplement no. RN-3a describes terms that will apply generally to the Notes, and supplements the terms described in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, which (together with this product supplement) are collectively referred to as the “Prospectus”. A separate term sheet will describe terms that apply specifically to the Notes being offered by such term sheet and accompanying Prospectus. If the terms described in the applicable term sheet are inconsistent with those described herein or in the Prospectus, the terms described in the applicable term sheet shall control.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc., and will be issued as a part of a series of Notes designated Medium-Term Notes, Series C.

•	Payment on the Notes will be linked to the S&P 500 Index and the Dow Jones EURO STOXX 50 Index, as described below.

•	For important information about tax consequences, see “United States Federal Income Taxation” beginning on page PS-8.

•	Authorized denominations will be $1,000 and integral multiples thereof, unless otherwise specified in the applicable term sheet.

•	Investing in the Notes is not equivalent to investing in the S&P 500 Index, the Dow Jones EURO STOXX 50 Index or any of their component stocks.

•	The Notes will not be listed on any securities exchange.

Key Terms

Indices:	The S&P 500® Index and the Dow Jones EURO STOXX 50SM Index (each an “Index” and together the “Indices”)

Automatic Call:	If the Index closing level for each Index on any Review Date is greater than or equal to its respective Call Level set forth in the applicable term sheet, the Notes will be automatically called for a cash payment per Note that will be set forth in the applicable term sheet.

Call Level:	The applicable term sheet will specify, for each Index, the minimum Index closing level, referred to as a Call Level, which triggers an automatic call on a Review Date and payment of a percentage that will vary depending on the particular Review Date (the “Call Premium”).

Payment if Called:	For every $1,000 principal amount Note, you will receive one payment of $1,000 plus a Call Premium applicable to the Review Date on which the Notes are called. The Call Premium applicable to each Review Date will be specified in the applicable term sheet.

Payment at Maturity (Notes with a Buffer):	For Notes with a buffer, if the Notes are not called and a mandatory redemption is not triggered, your principal is protected against a decline in either Index up to a buffer amount. If the Ending Index Level of either Index declines from the Initial Index Level and such decline is equal to or less than the buffer amount, you will receive the principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than the buffer amount, for every 1% decline of the Lesser Performing Index beyond the buffer amount you will lose an amount equal to 1% of the principal amount of your Notes multiplied by the leverage factor, and your final payment per $1,000 principal amount Note will be calculated, unless otherwise specified in the applicable term sheet, as follows:

$1,000 + [$1,000 x ( the Lesser Index Return + buffer amount %) x leverage factor]

For Notes with a buffer, if the Notes are not called, you will lose some of all of your investment at maturity if the Ending Index Level of either Index declines from its respective Initial Index Level by more than the buffer amount.

Payment at Maturity (Notes without a Buffer):	For Notes without a buffer, if the Notes are not called, you will lose 1% of the principal amount of your Notes for every 1% that the Lesser Performing Index declines beyond its respective Initial Index Level, unless otherwise specified in the applicable term sheet. Under these circumstances, your final payment per $1,000 principal amount Note will be calculated, as follows:

$1,000 + ($1,000 x the Lesser Index Return)

For Notes without a buffer, if the Notes are not called, you will lose some of all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Buffer Amount:	As specified in the applicable term sheet.

Leverage Factor:	As specified in the applicable term sheet.

“Standard & Poor’s®”, “Standard & Poor’s 500”, “S&P 500®” and S&P® are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch & Co., Inc. is an authorized sublicense.

“Dow Jones” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. The Notes are not sponsored, sold or promoted by Dow Jones. The “Dow Jones EURO STOXX 50SM” is proprietary and copyrighted material. The Dow Jones EURO STOXX 50SM and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc and its subsidiaries. Neither STOXX Limited nor Dow Jones & Company, Inc. sponsors, endorses or promotes the Notes based on the Dow Jones EURO STOXX 50SM.

“STOXXSM” and “EURO STOXXSM” are trademarks of STOXX Limited and have been licensed for use by Merrill Lynch & Co., Inc.

Index Return:	The performance of each Index from the Initial Index Level to the Ending Index Level, calculated as follows:

(	Ending Index Value - Initial Index Level	)
Initial Index Level

Initial Index Level:	For each Index, the Index closing level on the date the Notes are priced for initial sale to the public (the “Pricing Date”), or such other date or dates as specified in the applicable term sheet.

Ending Index Level:	For each Index, the Index closing level on the final Review Date or such other date as specified in the applicable term sheet.

Lesser Index Return:	The lesser of the Index Return of the S&P 500 Index and the Index Return of the Dow Jones EURO STOXX 50 Index.

Lesser Performing Index:	The Index with the Lesser Index Return.

Review Dates:	As specified in the applicable term sheet. Review Dates are subject to postponement in the event of certain Market Disruption Events and as described under “Description of the Notes—Automatic Call”

Maturity Date:	As specified in the applicable term sheet.

Investing in the Notes involves a number of risks. See “ Risk Factors” beginning on page PS-8 and on pages S-3 to S-4 in the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this product supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, or any related term sheet. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this product supplement is September 12, 2007.

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this product supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus (the “Prospectus”) to help you understand the Merrill Lynch Lesser Index Review Notes Linked to the S&P 500 Index and the Dow Jones EURO STOXX 50 Index (the “Notes”). You should carefully read the Prospectus to fully understand the terms of the Notes, the S&P 500 Index and the Dow Jones EURO STOXX 50 Index (each an “Index” and together the “Indices”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this product supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this product supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt.

The Notes will be issued in denominations of $1,000 principal amount and integral multiples thereof, unless otherwise specified in the applicable term sheet. You may transfer the Notes only in whole denominations of $1,000 principal amount. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss of principal. Please refer to the sections entitled “Risk Factors” in this product supplement and the accompanying MTN prospectus supplement.

Who publishes the Indices and what do the Indices measure?

The S&P 500 Index is published by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s “ or “S&P”) and is intended to provide an indication of the pattern of common stock price movement. The value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Standard & Poor’s chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor’s Stock Guide Database, which Standard & Poor’s uses as an assumed model for the composition of the total market. For more information on the S&P 500 Index, please see the section entitled “The Indices—The S&P 500 Index” in this product supplement.

The Dow Jones EURO STOXX 50 Index was created by STOXX Limited, a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones & Company, Inc., to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. For more information on the Dow Jones EURO STOXX 50 Index, please see the section entitled “The Indices—The Dow Jones EURO STOXX 50 Index” in this product supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks underlying the Indices.

How does the call work?

The Notes will be automatically called and subject to mandatory redemption if the Index closing level of each Index on any Review Date is greater than or equal to its Initial Index Level or any other applicable Index closing levels or Call Levels set forth in the applicable term sheet that trigger an automatic call and payment of the applicable principal amount and the Call Premium amount. If the Notes are called, for every $1,000 principal amount Note, you will receive $1,000 plus the Call Premium amount applicable to the Review Date on which the Notes are called. The payment per $1,000 principal amount Note upon call will be calculated as follows:

$1,000 + (applicable call premium x $1,000)

The Review Dates will be specified in the applicable term sheets.

What will I receive on the maturity date of the Notes?

On the maturity date, if the Notes are not called and a mandatory redemption is not triggered, you will receive a cash payment per $1,000 principal amount Note determined by the calculation agent and equal to:

For Notes with a buffer, if the Notes are not called if the Ending Index Level of either Index declines from its Initial Index Level and such decline is equal to or less than the buffer amount, you will receive the principal amount of your Notes at maturity. If the Ending Index Level of either Index declines by more than the buffer amount, for every 1% decline of the Lesser Performing Index beyond the buffer amount you will lose an amount equal to 1% of the principal amount of your Notes multiplied by the leverage factor, and your final payment per $1,000 principal amount Note will be calculated, unless otherwise specified in the applicable term sheet, as follows:

$1,000 + [$1,000<(the lesser Index Return + buffer amount %) x leverage factor]

For Notes with a buffer, if the Notes are not called, you will lose some of all of your investment at maturity if the Ending Index Level of the Lesser Performing Index declines from the Initial Index Level by more than the buffer amount.

For Notes without a buffer, if the Notes are not called you will lose 1% of the principal amount of your Notes for every 1% that the Lesser Performing Index declines beyond its Initial Index Level, unless otherwise specified in the applicable term sheet. Under these circumstances, your final payment per $1,000 principal amount Note will be calculated, unless otherwise specified in the applicable term sheet, as follows:

$1,000 + ($1,000 x the lesser Index Return)

For Notes without a buffer, if the Notes are not called, you will lose some of all of your investment at maturity if the Ending Index Level declines from the Initial Index Level.

Unless otherwise specified in the applicable term sheet, the “Index Return” for each Index, as calculated by the calculation agent, is the percentage change in the closing level of such Index calculated by comparing the Index closing level on the final Review Date or such other date or dates as specified in the applicable term sheet (the “Ending Index Level”), to the Index closing level on the Pricing Date, or such other date or dates as specified in the applicable term sheet (the “Initial Index Level”). The applicable term sheet will specify the Initial Index Level for each Index and the manner in which the Ending Index Level is determined. The Index Return for each Index, unless otherwise specified in the applicable term sheet, is calculated as follows:

Index Return =	(	Ending Index Value - Initial Index Level	)
Initial Index Level

For more specific information about the payment on the maturity date, please see the section entitled “Description of the Notes” in this product supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will receive a payment on the maturity date or a Call Premium based on the performance of the Indices over the term of the Notes. We have designed the Notes for investors who are willing to forgo interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, in exchange for receiving the payment on the maturity date or a Call Premium.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the levels of the Indices. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale, exchange or redemption of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this product supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide our affiliate MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Indices. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the original public offering price of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the levels of the Indices and no changes in the market conditions from those existing on the date you purchase the Notes, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original public offering price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers for your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S currently intends to buy and sell the Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

In addition, MLPF&S will be our agent for purposes of calculating, among other things, the Index closing level for each Index on the Review Dates and on any other dates, including the Ending Index Level for each Index, the Call Premium, if applicable and the payment on the maturity date. Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as calculation agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the section entitled “Where You Can Find More Information” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve certain risks. The Notes do not pay interest or guarantee any return of principal at, or prior to, maturity. Investing in the Notes is not equivalent to investing directly in the Indices or any of the component stocks of the Indices. In addition, your investment in the Notes entails other risks not associated with an investment in conventional debt securities. You should consider carefully the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before you decide whether an investment in the Notes is suitable for you.

Your investment may result in a loss

You will not receive interest on the Notes and we will not repay to you a fixed amount of principal on the Notes on the maturity date. The payment on the maturity date will depend on the change in the levels of the Indices. Because the levels of the Indices are subject to market fluctuations, the payment you receive on the maturity date may be more or less than the original public offering price per Note. For Notes with a buffer, if the Notes are not called, you will lose some or all of your investment on the maturity date if the Ending Index Level of either Index declines from its Initial Index Level by more than the buffer amount. For Notes without a buffer, you will lose some or all of your investment on the maturity date if the Ending Index Level of either Index declines from its Initial Index Level.

Your return is limited and the Notes are subject to an automatic early call

Your investment in the Notes will result in a gain if the Index closing level for each Index on any of the Review Dates is greater than or equal to its respective Initial Index Level or any other applicable index closing levels or Call Levels set forth in the applicable term sheet that trigger an automatic call and the payment of the principal amount and the applicable Call Premium. This gain will be limited to the Call Premium applicable to the Review Date on which the Notes are called, regardless of the appreciation of either Index, which may be greater than the applicable Call Premium. In addition, the automatic call feature of the Notes may shorten the term of your investment.

Your return on the Notes will be determined by the Lesser Performing Index.

Your return on the Notes will be determined by the Lesser Performing Index, and you will not earn a return on your investment if the closing level of only one of the two Indices is above its respective Initial Index Level or Call Level on any or all of the Review Dates.

For example, if the Index closing level of the S&P 500 Index were above its Initial Index Level or Call Level on all Review Dates, but the Index closing level of the Dow Jones EURO STOXX 50 Index on each Review Date was below its Initial Index Level or Call Level, the Notes would not be called, and the payment at maturity would be determined based on the Index Return of the Dow Jones EURO STOXX 50 Index. In that case, if the Notes have a buffer, you would lose some or all of your investment in the Notes if the Ending Index Level for the Dow Jones EURO STOXX 50 Index on the final Review Date had declined by more than the buffer amount compared to its Initial Index Level or Call Level, or if the Notes do not have a buffer, you would lose some or all of your investment in the Notes because the Ending Index Level for the Dow Jones EURO STOXX 50 Index on the final Review Date was below its Initial Index Level or Call Level.

Your return, which could be negative, may be lower than the return on other debt securities of comparable maturity

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your return may be less than the return you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

Your return on the Notes will not reflect dividends on the common stocks of the companies in the Indices

You will not have voting rights or rights to receive cash dividends or other ownership rights in the stocks comprising the Indices and your return on the Notes will not reflect the return you would realize if you actually owned the common stocks of the companies included in the Indices and received the dividends paid on those stocks. This is because, assuming the Notes are not called, the calculation agent will calculate the amount payable to you on the maturity date by reference to the Ending Index Level of the Lesser Performing Index. The Ending Index Level of each Index reflects the prices of the common stocks in each Index without taking into consideration the value of dividends paid on those stocks.

A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

The Notes will not be listed on any securities exchange, and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may adversely affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the levels of the Indices and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

The Index closing level for the Dow Jones EURO STOXX 50 Index will not be adjusted for changes in exchange rates that might affect its level

Although the stocks composing the Dow Jones EURO STOXX 50 are traded in currencies other than U.S. dollars, and the Notes, which are linked to the Dow Jones EURO STOXX 50, are denominated in U.S. dollars, the amount payable on the Notes on the maturity date will not be adjusted for changes in the exchange rate between the U.S. dollar and each of the currencies in which the stocks composing the Dow Jones EURO STOXX 50 are denominated. Changes in exchange rates, however, may reflect changes in various non-U.S. economies that in turn may affect each Index closing level. The amount we pay in respect of the Notes if they are called or on the maturity date will be determined solely in accordance with the procedures described in “Description of the Notes—Automatic Call” and “Description of the Notes—Payment at Maturity.”

We are one of the companies that make up the S&P 500 Index but we are not affiliated with any other company included in the S&P 500 Index

We are one of the companies that make up the S&P 500 Index, but we are not affiliated with any of the other companies whose stock is represented in the S&P 500 Index. As a result, we will have no ability to control the actions of such other companies, including actions that could affect the value of the stocks underlying the S&P 500 Index or your Notes. None of the money you pay us will go to S&P or any of the other companies included in the S&P 500 Index and none of those companies will be involved in the offering of the Notes in any way.

The respective publishers of the STOXX Limited and Standard & Poor’s may adjust the Indices in a way that affects their levels, and these respective publishers have no obligation to consider your interests

Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. (“Standard & Poor’s” or “S&P”) and STOXX Limited (“STOXX”) (together the “Index Publishers” and each an “Index Publisher”) are the publishers of the S&P 500 Index and Dow Jones EURO STOXX 50 Index, respectively. The Index Publishers can add, delete or substitute the stocks underlying their respective Indices or make other methodological changes that could change the level of their Indices. You should realize that the changing of companies included in the Indices may affect the return on the Notes, as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, an Index Publisher may alter, discontinue or suspend calculation or dissemination of its respective Index. Any of these actions could adversely affect the value of the Notes. The Index Publishers have no obligation to consider your interests in calculating or revising the Indices.

Your return may be affected by factors affecting international securities markets

The Dow Jones EURO STOXX 50 Index is computed by reference to the value of the equity securities of companies listed on European exchanges. The return on the Notes will be affected by factors affecting the value of securities in the European market. The European securities market may be more volatile than United States or other securities markets and may be affected by market developments in different ways than United States or other securities markets. Direct or indirect government intervention to stabilize a particular securities market and cross-shareholdings in companies in the foreign markets may affect prices and the volume of trading in the European market. Also, there is generally less publicly available information about European companies than about United States companies that are subject to the reporting requirements of the Securities and Exchange Commission (the “SEC”). Additionally, accounting, auditing and financial reporting standards and requirements in Europe differ from those applicable to United States reporting companies.

The prices and performance of securities of companies in Europe may be affected by political, economic, financial and social factors in Europe. In addition, recent or future changes in European governments, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions, and possible fluctuations in the rate of exchange between currencies, are factors that could negatively affect the European securities market. Moreover, the economy of Europe may differ favorably or unfavorably from the United States economy in economic factors such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor, and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as an increase in the levels of the Indices. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The levels of the Indices are expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of each Index exceeds or does not exceed its Initial Index Level or Call Level. However, if you choose to sell your Notes when the level of the Lesser Performing Index exceeds the Initial Index Level or Call Level, you may receive substantially less than the amount that would be payable on a call date or the maturity date based on this value because of the expectation that the level of such Index will continue to fluctuate until a Review Date or the final Review Date occurs.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase. The level of interest rates in Europe may also affect the European economy and in turn the level of the Dow Jones EURO STOXX 50 Index and, thus, the trading value of the Notes.

Changes in the volatility of the Indices are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Indices increases or decreases, the trading value of the Notes may be adversely affected.

Changes in dividend yields on the stocks included in the Indices are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Indices increase, we expect that the trading value of the Notes will decrease and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will increase.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the levels of the Indices. This difference will reflect a “time premium” due to expectations concerning the levels of the Indices during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage increase, if any, in the levels of the Indices over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Amounts payable on the Notes may be limited by state law

New York State law governs the 1983 Indenture under which the Notes will be issued. New York has usury laws that limit the amount of interest that can be charged and paid on loans, which includes debt securities like the Notes. Under present New York law, the maximum rate of interest is 25% per annum on a simple interest basis. This limit may not apply to debt securities in which $2,500,000 or more has been invested.

While we believe that New York law would be given effect by a state or federal court sitting outside of New York, many other states also have laws that regulate the amount of interest that may be charged to and paid by a borrower. We will promise, for the benefit of the holders of the Notes, to the extent permitted by law, not to voluntarily claim the benefits of any laws concerning usurious rates of interest.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks underlying the Indices or futures or options contracts on the Indices for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the levels of the Indices in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks underlying the Indices. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the levels of the Indices and therefore the trading value of the Notes.

Potential conflicts of interest could arise

Our subsidiary MLPF&S is our agent for the purposes of determining the Index closing level for each Index, the Ending Index Level for each Index, the payment on the maturity date and any Call Premium. Under certain circumstances, MLPF&S as our subsidiary and due to its responsibilities as calculation agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of an Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of an Index. See the sections entitled “Description of the Notes—Adjustments to the Indices; Market Disruption Events” and “—Discontinuance of the Indices” in this product supplement. MLPF&S is required to carry out its duties as calculation agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the payment on the maturity date and the Call Premium, if applicable, on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Indices including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Indices. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Indices as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this product supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C” under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as trustee under such indenture. Information included in this product supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

ML&Co. will issue the Notes in denominations of $1,000 and integral multiples thereof or in such other denominations as may be indicated in the applicable term sheet or supplement. You may transfer the Notes only in whole denominations of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes do not pay interest and do not guarantee any return of principal at, or prior to, maturity. Instead, you will receive a payment in cash, the timing and amount of which will vary depending on the performance of the Indices, whether the Notes are automatically called prior to maturity and whether the Notes have a buffer and which will be calculated in accordance with the formula set forth below.

The Notes are our unsecured and unsubordinated obligations and will rank pari passu with all of our other unsecured and unsubordinated obligations.

The specific terms of the Notes will be described in the applicable term sheet accompanying this product supplement no. RN-3a. The terms described in that term sheet supplement those described herein and in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus. If the terms described in the applicable term sheet are inconsistent with those described herein or in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, the terms described in the applicable term sheet shall control.

Automatic Call

The Notes will be automatically called and subject to mandatory redemption if the Index closing level for each Index on any Review Date is greater than or equal to the Initial Index Level or any other applicable Index closing levels or Call Levels set forth in the applicable term sheet that triggers an automatic call and payment of the principal amount plus the applicable Call Premium amount. If the Notes are called, for every $1,000 principal amount Note, you will receive $1,000 plus the Call Premium amount applicable to the Review Date on which the Notes are called. The payment per $1,000 principal amount Note upon call will be calculated as follows:

$1,000 + (applicable call premium x $1,000)

If the Notes are automatically called on a Review Date other than the final Review Date, we will redeem each Note and pay the applicable Call Premium on the sixth business day after the applicable Review Date, subject to postponement as described below. If the Notes are called on the final Review Date, we will redeem each Note and pay the Call Premium on the maturity date.

If a Review Date (other than the final Review Date) is not a trading day or if there is a Market Disruption Event (as defined herein) on such day, the applicable Review Date will be the immediately succeeding trading day during which no Market Disruption Event shall have occurred or is continuing; provided that the applicable Index closing level for such Index will not be determined on a date later than the tenth scheduled trading day after the scheduled Review Date, and if such day is not a trading day, or if there is a Market Disruption Event on such date, the calculation agent will determine (or, if not determinable, estimate, in a manner which is considered commercially reasonable under the circumstances) the applicable Index closing level on such tenth scheduled trading day. If the final Review Date is not a trading day or if there is a Market Disruption Event on such day, the final Review Date will be the immediately succeeding trading day during which no Market Disruption Event shall have occurred or is continuing; provided that the applicable Index closing level will not be determined (or, if not determinable, estimated by the calculation agent in a manner which is considered commercially reasonable under the circumstances) on a date later than the second scheduled trading day prior to the maturity date, regardless of the occurrence of a Market Disruption Event (as described below under “—Adjustments to the Indices; Market Disruption Events”) on that scheduled trading day.

If, due to a Market Disruption Event or otherwise, a Review Date (other than the final Review Date) is postponed so that it falls less than five business days prior to the scheduled date for payment of the Call Premium, the date on which the Call Premium for such Review Date will be paid, if any, will be the fifth business day following the Review Date as postponed, unless otherwise specified in the applicable term sheet. We describe Market Disruption Events under “Adjustments to the Indices; Market Disruption Events.”

Payment at Maturity

Unless otherwise specified in the applicable term sheet, your return on the Notes will be linked to the performance during the term of the Notes of the Lesser Performing Index.

The “Lesser Performing Index” is the Index with the Lesser Index Return.

The “Lesser Index Return” will be the lesser of the Index Return of the Dow Jones EURO STOXX 50 Index and the Index Return of the S&P 500 Index.

The maturity date for the Notes will be set forth in the applicable term sheet. We will also specify whether or not the Notes have a buffer and the amount of any such buffer in the applicable term sheet.

On the maturity date, you will receive a cash payment determined by the calculation agent and equal to:

Notes With a Buffer

For Notes with a buffer, if the Notes are not called, your principal is protected against a decline in each Index up to the buffer amount. If either Ending Index Level declines from its respective Initial Index Level and such decline is equal to or less than the buffer amount, you will receive the principal amount of your Notes at maturity. If either Ending Index Level declines from its respective Initial Index Level by more than the buffer amount, for every 1% decline of the Lesser Performing Index beyond the buffer amount, you will lose an amount equal to 1% of the principal amount of your Notes multiplied by the leverage factor, and your final payment per $1,000 principal amount Note will be calculated, unless otherwise specified in the applicable term sheet, as follows:

$1,000 + [$1,000 x (the Lesser Index Return + buffer amount %) x leverage factor]

For Notes with a buffer, if the Notes are not called, you will lose some or all of your investment at maturity if the Ending Index Level of either Index declines from its respective Initial Index Level by more than the buffer amount.

Notes Without a Buffer

For Notes without a buffer, if the Notes are not called, you will lose 1% of the principal amount of your Notes for every 1% that the Lesser Performing Index declines beyond the Initial Index Level, unless otherwise specified in the applicable term sheet. Under these circumstances, your final payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 x (the Lesser Index Return)

For Notes without a buffer, if the Notes are not called, you will lose some or all of your investment at maturity if the Ending Index Level of either Index declines from its respective Initial Index Level.

Unless otherwise specified in the applicable term sheet, the “Index Return” for each Index, as calculated by the calculation agent, is the percentage change in the closing level of such Index calculated by comparing the applicable Index closing level on the final Review Date or such other date or dates as specified in the applicable term sheet (the “Ending Index Level”), to the applicable Index closing level on the Pricing Date, or such other date or dates as specified in the applicable term sheet (the “Initial Index Level”). The applicable final term sheet will specify the Initial Index Level for each Index and the manner in which the Ending Index Level for each Index is determined. The Index Return for each Index, unless otherwise specified in the applicable term sheet, is calculated as follows:

Index Return =	(	Ending Index Value - Initial Index Level	)
Initial Index Level

If applicable, the “buffer amount” and “leverage factor” will be an amount specified in the applicable term sheet.

The “Index closing level” for each Index on any trading day will equal the closing level of the respective Index or any successor index thereto (as described under “Description of the Notes—Adjustments to the Index; Market Disruption Events and—Discontinuance of the Index”) published following the regular official weekday close of trading on that trading day.

A “trading day” is, unless otherwise specified in the applicable term sheet, a day, as determined by the calculation agent, on which trading is generally conducted on the relevant exchanges for securities underlying the S&P 500 Index or the Dow Jones EURO STOXX 50 Index, respectively, or any successor index and the principal options and futures exchanges relating to the securities composing the S&P 500 Index or the Dow Jones EURO STOXX 50 Index, respectively, or any successor index.

A “business day” is, unless otherwise specified in the applicable term sheet, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

All determinations made by the calculation agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Adjustments to the Indices; Market Disruption Events

If at any time Standard & Poor’s or the STOXX Limited (each an “Index Publisher”) makes a material change in the formula for or the method of calculating either Index or in any other way materially modifies either Index so that such Index does not, in the opinion of the calculation agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, on each date that the closing level of such Index is to be calculated, make any adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to such Index as if those changes or modifications had not been made, and calculate the closing level with reference to such Index, as so adjusted. Accordingly, if the method of calculating either Index is modified so that the level of such Index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust such Index in order to arrive at a level of the Index as if it had not been modified.

“Market Disruption Event” means any of the following events as determined by the calculation agent:

(A)	the suspension of, absence or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stocks included in either Index trade as determined by the calculation agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise such Index or any successor index;

(B)	a breakdown or failure in the price and trade reporting systems of any relevant exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the stocks that comprise either Index or any successor index during the one hour preceding the close of the principal trading session on such relevant exchange are materially inaccurate; or

(C)

the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trade options contracts or futures contracts related to the stocks included in either Index as determined by the calculation agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to such Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to either Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on either Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index; and

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the automatic call and the maturity date or Review Date. See the section entitled “—Payment at Maturity” and the section entitled “—Automatic Call” in this product supplement.

Discontinuance of the Index

If an Index Publisher discontinues publication of either Index and such Index Publisher or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued Index (a “successor index”), then, upon the calculation agent’s notification of that determination to the trustee and ML&Co., the calculation agent will substitute the successor index as calculated by such Index Publisher or any other entity for the discontinued Index and calculate the Index for the Index closing level as described above under “—Payment at Maturity”. Upon any selection by the calculation agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that an Index Publisher discontinues publication of either Index and:

•	the calculation agent does not select a successor index; or

•	the successor index is not published on any of the Review Dates,

the calculation agent will compute a substitute level for the discontinued Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the calculation agent calculates a level as a substitute for the discontinued Index as described below, the successor index or level will be used as a substitute for the discontinued Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If an Index Publisher discontinues publication of either Index and the calculation agent determines that no successor index is available at that time, then on each business day until the earlier to occur of:

•	the determination of the Ending Index Level; and

•	a determination by the calculation agent that a successor index is available,

the calculation agent will determine the value that would be used in computing the Ending Index Level for the discontinued Index as described in the preceding paragraph as if that day were a business day. The calculation agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

Notwithstanding these alternative arrangements, discontinuance of the publication of either Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $1,000 principal amount, will be equal to the payment at maturity, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Bloomberg page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDICES

The S&P 500 Index

All disclosure contained in this product supplement regarding the S&P 500 Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard & Poor’s. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The S&P 500 Index is published by Standard & Poor’s and is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Relevant criteria employed by Standard & Poor’s include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the S&P 500 Index: Consumer Discretionary; Consumer Staples; Energy; Financials; Health Care; Industrials; Information Technology; Materials; Telecommunication Services; and Utilities. Standard & Poor’s may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

The S&P 500 Index does not reflect the payment of dividends on the stocks included in the S&P 500 Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the S&P 500 Index

While S&P currently employs the following methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount.

Historically, the market value of any underlying stocks included in the S&P 500 Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the S&P 500 Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the S&P 500 Index to full float adjustment on September 16, 2005. S&P’s criteria for selecting stocks for the S&P 500 Index did not change by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500 Index (i.e., its market value).

Under float adjustment, the share counts used in calculating the S&P 500 Index reflect only those shares that are available to investors, not all of a company’s outstanding shares. Standard and Poor’s defines three groups of shareholders whose holdings are subject to float adjustment:

•	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

•	holdings by government entities, including all levels of government in the United States or foreign countries; and

•

holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the S&P 500 Index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing (x) the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by (y) the total shares outstanding. The float-adjusted index is then calculated by dividing (w) the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by (z) the index divisor. For companies with multiple classes of stock, Standard & Poor’s calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500 Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500 Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the “base period”). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the S&P 500 Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500 Index, it serves as a link to the original base period level of the S&P 500 Index. The index divisor keeps the S&P 500 Index comparable over time and is the manipulation point for all adjustments to the S&P 500 Index.

S&P 500 Index Maintenance

S&P 500 Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

To prevent the level of the S&P 500 Index from changing due to these corporate actions, all corporate actions which affect the level of the S&P 500 Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the S&P 500 Index remains constant. This helps maintain the level of the S&P 500 Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500 Index is not caused by the corporate action an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the S&P 500 Index closing level.

Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500 Index and do not require index divisor adjustments.

Changes in a company’s shares outstanding of 5.0% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.0% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.0% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

License Agreement

Standard & Poor’s does not guarantee the accuracy and/or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. Standard & Poor’s makes no warranty, express or implied, as to results to be obtained by the Calculation Agent, the holders of the Notes or any other person or entity from the use of the S&P 500 Index or any data included in the S&P 500 Index in connection with the rights licensed under the license agreement described in this product supplement or for any other use. Standard & Poor’s makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the S&P 500 Index or any data included in the S&P 500 Index. Without limiting any of the above information, in no event shall Standard & Poor’s have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

Standard & Poor’s and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor’s in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor’s and MLPF&S provides that the following language must be stated in this product supplement:

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the S&P 500 Index to track general stock market performance. S&P’s only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the S&P 500 Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.”

The Dow Jones EURO STOXX 50

All disclosure contained in this product supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available sources. The information reflects the policies of, and is subject to change by STOXX. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index was created by STOXX, a joint venture founded by SWX Group, Deutsche Börse AG and Dow Jones & Company, Inc. (“Dow Jones”). Publication of the Index began on February 28, 1998, based on an initial level of the Index of 1,000 at December 31, 1991.

The Index was created by STOXX Limited to reflect the market-capitalization weighted performance of large companies from the major industry groupings in Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, the Netherlands, Portugal and Spain. The companies included in the Index account for approximately 60% of the free-float market capitalization of the Dow Jones EURO STOXX Total Market Index, which in turn accounts for approximately 95% of the free-float market capitalization of the countries with companies eligible for inclusion in the Index.

The Index is currently calculated by: (i) multiplying the per share price of each underlying security by the number of free-float adjusted outstanding shares (and, if the stock is not quoted in euros, then multiplying by the related country currency and an exchange factor which reflects the exchange rate between the related country currency and the euro); (ii) calculating the sum of all these products (the “Index Aggregate Market Capitalization”); and (iii) dividing the Index Aggregate Market Capitalization by a divisor which represents the Index Aggregate Market Capitalization on the base date of the Index and which can be adjusted to allow changes in the issued share capital of individual underlying securities, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits, to be made without distorting the Index. Because of this capitalization weighting, movements in share prices of the underlying securities of companies with relatively greater market capitalization will have a greater effect on the level of the entire Index than will movements in share prices of the underlying securities of companies with relatively smaller market capitalization.

The weight of each stock that comprises the Index is capped at 10% of the Index’s total free-float market capitalization. The free-float weights are reviewed quarterly.

The composition of the Index is reviewed annually, and changes are implemented on the third Friday in September, using market data from the end of August as the basis for the review process. Changes in the composition of the Index are made to ensure that the Index includes those companies which, within the eligible countries and within each industry sector, have the greatest market capitalization. Changes in the composition of the Index are made entirely by STOXX without consultation with the companies represented in the Index or ML&Co. The Index is also reviewed on an ongoing basis, and a change in the composition of the Index may be necessary if there have been extraordinary events for one of the issuers of the underlying securities, e.g., delisting, bankruptcy, merger or takeover. In these cases, the event is taken into account as soon as it is effective. The underlying securities may be changed at any time for any reason. Neither STOXX nor any of its founders is affiliated with ML&Co. nor have they participated in any way in the creation of the Notes.

ML&Co. or its affiliates may presently or from time to time engage in business with the publishers, owners, founders or creators of the Index or any of its successors or one or more of the issuers of the underlying securities, including extending loans to, making equity investments in or providing advisory services, including merger and acquisition advisory services, to the publishers, their successors, founders or creators or to any of the issuers. In the course of business with the issuers, ML&Co. or its affiliates may acquire non-public information with respect to the issuers. ML&Co. may also act as market maker for the common stocks of the issuers. ML&Co. does not make any representation to any purchaser of the Notes with respect to any matters whatsoever relating to any of the publishers, their successors, founders or creators or to any of the issuers. Any prospective purchaser of the Notes should undertake an independent investigation of the issuers of the underlying securities and with respect to the competency of its publisher to formulate and calculate the Index as in its judgment is appropriate to make an informed decision with respect to an investment in the Notes. The composition of the Index does not reflect any investment or sell recommendations of ML&Co. or its affiliates.

A representative of an affiliate of ML&Co. may from time to time be a member of the STOXX Limited Advisory Committee. STOXX states in its Guide to the Dow Jones STOXX Indexes that STOXX’s Advisory Committee advises the Supervisory Board on matters relating to the Index. This advisory committee proposes changes in the composition of the Index to the Supervisory Board and makes recommendations with respect to the accuracy and transparency of the Index computation. Decisions on the composition and changes in the Index are reserved to the Supervisory Board.

License Agreement

STOXX and ML&Co. have entered into a non-exclusive license agreement providing for the license to ML&Co. and its wholly-owned subsidiaries, in exchange for a fee, of the right to use the EURO STOXX 50 Index, which is owned and published by STOXX, in connection with certain securities and other products, including the Notes.

The license agreement between STOXX and ML&Co. provides that the following language must be set forth in this product supplement:

“The Dow Jones EURO STOXX 50 Index is proprietary and copyrighted material. The Dow Jones EURO STOXX 50 Index and the related trademarks have been licensed for certain purposes by Merrill Lynch & Co., Inc. STOXX, Dow Jones and Dow Jones EURO STOXX 50 Index are trademarks of Dow Jones & Company, Inc. and have been licensed for use. STOXX and Dow Jones have no relationship to Merrill Lynch & Co., Inc., other than the licensing of the Dow Jones EURO STOXX 50 Index and the related trademarks for use in connection with the Notes. STOXX and Dow Jones do not:

•	Sponsor, endorse, sell or promote the Notes.

•	Recommend that any person invest in the Notes or any other securities.

•	Have any responsibility or liability for or make any decisions about the timing, amount or pricing of the Notes.

•	Have any responsibility or liability for the administration, management or marketing of the Notes.

•	Consider the needs of the owners of the Notes in determining, composing or calculating the Dow Jones EURO STOXX 50 Index or have any obligation to do so.

STOXX and Dow Jones will not have any liability in connection with the Notes. Specifically,

•        STOXX and Dow Jones do not make any warranty, express or implied and disclaim any and all warranty about:

•        The results to be obtained by the Notes, the owner of the Notes or any other person in connection with the use of the Dow Jones EURO STOXX 50 Index and the data included in the Dow Jones EURO STOXX 50 Index;

•        The accuracy or completeness of the Dow Jones EURO STOXX 50 Index and its data;

•        The merchantability and the fitness for a particular purpose or use of the Dow Jones EURO STOXX 50 Index and its data;

•        STOXX and Dow Jones will not have liability for any errors, omissions or interruptions in the Dow Jones EURO STOXX 50 Index or its data;

•        Under no circumstances will STOXX or Dow Jones be liable for any lost profits or indirect, punitive, special or consequential damages or losses, even if STOXX or Dow Jones knows that they might occur.

The licensing agreement between the Merrill Lynch and Co., Inc. and STOXX is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.”

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons which are classified as partnerships, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation (including an entity treated as a corporation for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the levels of the Indices. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. For example, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. As discussed under the section entitled “United States Federal Income Taxation—Tax Treatment of the Notes—Payment on the Maturity Date” in this product supplement, absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Notes. The deductibility of capital losses is subject to certain limitations.

Sale, Exchange or Redemption of the Notes. Upon a sale, exchange or redemption of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale, exchange or redemption and the U.S. Holder’s tax basis in the Note so sold, exchanged or redeemed. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Notes. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale, exchange, redemption or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale, exchange, redemption or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Constructive Ownership Law

Section 1260 of the Internal Revenue Code of 1986, as amended (the “Code”), treats a taxpayer owning certain types of derivative positions in property as having “constructive ownership” of that property, with the result that all or a portion of any long-term capital gain recognized by that taxpayer with respect to the derivative position will be recharacterized as ordinary income. In its current form, Section 1260 of the Code does not apply to the Notes. If Section 1260 of the Code were to apply to the Notes in the future, however, the effect on a U.S. Holder of a Note would be to treat all or a portion of any long-term capital gain recognized by the U.S. Holder on the sale, exchange, redemption or maturity of a Note as ordinary income. In addition, Section 1260 of the Code would impose an interest charge on any gain that was recharacterized. U.S. Holders should consult their tax advisors regarding the potential application of Section 1260 of the Code, if any, to the purchase, ownership and disposition of a Note.

Unrelated Business Taxable Income

Section 511 of the Code generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the U.S. federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale, exchange or redemption of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the levels of the Indices, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the amount due on the maturity date or if called, as applicable.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this product supplement by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006, and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which are incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Page
business day	PS-15
Ending Index Level	PS-5
Index	PS-1
Market Disruption Event	PS-15
Notes	PS-1
Pricing Date	PS-2
successor index	PS-16

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Lesser Index Review Notes Linked to the S&P 500® Index

and the Dow Jones EURO STOXX 50SM Index

(the “Notes”)

PRODUCT SUPPLEMENT

Merrill Lynch & Co.

September 12, 2007